

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2014

Via E-Mail
Jeff Dekker
Vice President of Finance
GlobeImmune, Inc.
1450 Infinite Drive
Louisville, CO 80027

Re: **GlobeImmune, Inc.**
Amendment No. 2 to Registration Statement on Form S-1
Filed May 21, 2014
File No. 333-194606

Dear Mr. Dekker:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Form S-1 Amendment 2 – Filed May 21, 2014
Statements of Operations and Comprehensive Income and Loss, F-4

Research and development expenses on your statement of operations and comprehensive income and loss do not agree with amounts disclosed in Note 3(o) to your financial statements. Please revise your statement of operations and comprehensive income and loss, accordingly. If, in this regard, the line items costs of collaboration license and services and costs of manufacturing services are research and development expenses as indicated on page 66, we will not object if you include three line items (i.e. these line items along with the line item currently referred to as research and development although perhaps this latter item should be identified as other or something descriptive of its nature) in your presentation under a heading labeled research and development that sums to a new line item representing total research and development expenses, which agrees with amounts disclosed in Note 3(o) of your financial statements. Please make conforming changes throughout your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Peklenk at (202) 551-3661 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer at (202) 551-3793 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-Mail
        Brent D. Fassett
        Cooley LLP
        380 Interlocken Crescent, Suite 900
        Broomfield, CO 80021